UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.
By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date: July 8, 2025

Material Contained in this Report:

1. Extraordinary Report filed by the registrant with the Director of the Kanto Local Finance Bureau on July 8, 2025.

(Translation)

Extraordinary Report Filing in relation to Issuance of New Shares under the Stock Compensation Plans

Sumitomo Mitsui Financial Group, Inc. (“SMFG”, President and Group CEO: Toru Nakashima) announced today that the President and Group CEO, under authority delegated by the Board of Directors, determined to issue new shares of common stock as stock compensation in the form of restricted stock, and filed an extraordinary report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 2-2 of the Cabinet Office Ordinance on the Disclosure of Corporate Affairs, etc. Details of the extraordinary report are as follows.

1.	Reason for Filing

SMFG announced that, pursuant to its restricted stock compensation plan (the “Plan”), the Board of Directors of SMFG resolved at its meeting held on June 27, 2025 to issue shares of common stock of SMFG (the “Issuance of Shares”) pursuant to the resolution. Based on the resolution, on July 8, 2025, SMFG determined to issue new shares and, as such, SMFG hereby files this extraordinary report in accordance with Article 24-5, Section 4 of the Financial Instrument and Exchange Act and Article 19, Section 2, Paragraph 2-2 of Cabinet Office ordinance on the Disclosure of Corporate Affairs, etc.

2.	Contents of Report
1)	Name of Shares

Sumitomo Mitsui Financial Group, Inc. Common Stock

2)	Name of Issued Shares

513,282 shares

3)	Issue Price and Amount to Be Incorporated into Stated Capital

Issue Price: ¥ 3,614

Amount to Be Incorporated into Stated Capital: ¥ 1,807

*

The issue price is the amount to be paid in under the Companies Act in connection with the Issuance of Shares, and the amount to be incorporated into stated capital is the amount of stated capital to be increased under the Companies Act in connection with the Issuance of Shares.

4)	Total Issue Price and Total Amount to Be Incorporated into Stated Capital

Total Issue Price: ¥ 1,855,001,148

Total Amount to Be Incorporated into Stated Capital: ¥ 927,500,574

*

The total amount to be incorporated into stated capital is the total amount of stated capital to be increased under the Companies Act in connection with the Issuance of Shares. The total amount of increase in capital reserve is ¥ 927,500,574.

5)	Details of the Shares

SMFG common stock

SMFG common stock is voting stock and is SMFG’s standard stock with no restrictions on rights. The number of shares constituting one unit of share is 100.

6)	Number and Breakdown of Persons Solicitated in Offers to Purchase

Other Parties	Number of Persons	Number of Issued Shares	Payment Amount	Details

SMFG Directors	5	12,343 shares	¥ 44,607,602	Monetary Compensation Plan (Plan I: for the period of FY2025) (Plan II: for the period of FY2024)

SMFG Corporate Executive Officers	13	15,421 shares	¥ 55,731,494	(same as above)

SMFG Executive Officers	48	45,425 shares	¥ 164,165,950	(same as above)

Directors of SMFG Subsidiaries	24	58,259 shares	¥ 210,548,026	Monetary Compensation Plan (Plan I: for the period of FY2025) (Plan II: for the period of FY2024) (Plan III: for the period of FY2025)

Executive Officers of SMFG Subsidiaries, etc.	176	381,834 shares	¥ 1,379,948,076	(same as above)

7)

When the Person Solicited is a Director, Accounting Advisor, Executive Officer, Company Auditor, or Employee of a Company which is Prescribed as a Company Relating to a Reporting Company in Article 2, Paragraph 1 of the Cabinet Office Ordinance on the Disclosure of Corporate Affairs, Etc., the Relationship between the Relevant Company and the Reporting Company

SMFG wholly owns the relevant company.

8)	Content of the Agreement between the Person Solicited and the Reporting Company

[Content of the Plans]

Under the Plans, SMFG and SMFG’s subsidiaries will award Executives with Stock Compensation I (medium-term performance incentives), SMFG and Sumitomo Mitsui Banking Corporation will award Stock Compensation II (annual performance share) and Stock Compensation III (promotion reward) and SMFG will enter into Allotment Agreements with the eligible executives. The Allotment Agreements and the Regulations stipulate i) period during which disposals of the allotted shares are restricted in any manner, including the transfer of ownership or granting of security interest (the “Period”), ii) conditions for releasing transfer restrictions as determined by the SMFG Compensation Committee, such as performance conditions (the “Release Conditions”), and iii) conditions for SMFG retrieving all or part of the allotted shares at nil cost (the “Retrieval Conditions”), etc. Thus, SMFG’s common stocks subject to this extraordinary report fall under the category of specified restricted transferrable stocks as stipulated in Article 54, Paragraph 1 of the Corporation Tax Act and Article 84, Paragraph 1 of the Order for Enforcement of the Income Tax Act.

The Issuance of Shares will be made through a contribution in kind of monetary compensation claims of total ¥ 1,855,001,148 to be provided by SMFG or its wholly owned subsidiaries to the eligible executives as the allocation for the amount to be paid in for the restricted stock under the Plans.

a.	The Period

Plan I	●	From July 25, 2025 to July 24, 2026 (1 year)

Plan II	●	One third of the allotted shares (a fraction of less than one share to be rounded down); July 25, 2025 to July 24, 2026 (1 year)

	●	One third of the allotted shares (a fraction of less than one share to be rounded down); July 25, 2025 to July 24, 2027 (2 years)

	●	Remaining one third of the allotted shares; July 25, 2025 to July 24, 2028 (3 years)

Plan III	●	From July 25, 2025 to July 24, 2055 (30 years)

b.	Release Conditions

Plan I	●	Upon expiry of the Period.

●

Number of shares to be released shall be determined based on the evaluation by the SMFG Compensation Committee, which shall review the 3-year progress of the Medium-term Management Plan starting from FY2023.

●

In case the Executive leaves the position during the Period, the number of shares to be released shall be reduced according to his/her tenure and the restriction shall be released upon expiry of the Period. However, the restriction shall be released immediately in case of decease of the Executive.

Plan II	●	Upon expiry of the Period. However, the restriction shall be released immediately in the event of the Executive’s death.

Plan III	●	Upon expiry of the Period. However, the restriction shall be released immediately in case the Executive leaves the position during the Period.

c.	Retrieval of the Allotted Shares at Nil Cost

SMFG will retrieve any allotted shares that, even upon expiry of the Period, are not subject to release from the eligible executives at nil cost. In addition, in case SMFG exercises malus provisions in accordance with a resolution of the Compensation Committee, it may retrieve shares from the eligible executives at nil cost.

d.	Control of Stocks

The eligible executives shall open dedicated accounts with SMBC Nikko Securities Inc. in a manner defined by SMFG in order to register and maintain records and shall retain the allotted restricted shares with such accounts until transfer restrictions are released.

e.	Reorganizations, etc.

In case SMFG’s General Meeting of Shareholders (or Board of Directors meeting, unless approval at the General Meeting of Shareholders is required) approves a merger agreement in which SMFG becomes a dissolving company, or other reorganization proposals which makes SMFG a wholly owned subsidiary, such as a share exchange agreement or share transfer plan, transfer restrictions shall be released for the number of shares reasonably calculated and resolved at the Compensation Committee immediately before the commencement of the Business Day before the day such reorganization becomes effective.

9)	Methods for Segregating the Allotted Shares from Shares Not Subject to Restrictions on Transfer

In order to ensure that the allotted shares may not be transferred, pledged, collateralized, gifted before death, bequeathed or otherwise disposed of during the Period, the allotted shares shall be managed during the Period in dedicated accounts opened with SMBC Nikko Securities Inc. by the eligible executives, separately from other shares not subject to restrictions on transfer, and even if an eligible executive makes a request, any transfer of the allotted shares managed in such dedicated account will be restricted. In order to ensure the effectiveness of the restrictions on transfer of the allotted shares, SMFG and SMBC Nikko Securities Inc. have entered into an agreement for the management of the accounts for the allotted shares held by the eligible executives. In addition, the eligible executives are deemed to have agreed to the details of the management of such dedicated accounts.

10)	Payment Date for the Allotted Shares

July 25, 2025

11)	Name and Address of Transfer Agent

Name: Japan Securities Depository Center, Inc.

Address: 7-1, Nihonbashi, Kabuto-cho, Chuo-ku, Tokyo

End